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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Triple Crown Media, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
89675K 10 2
(CUSIP Number)
Frederick J. Erickson
546 East Main Street
Lexington, KY 40508
(859) 226-4678
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	89675 K 10 2	Page	2	of	20

1	NAMES OF REPORTING PERSONS: J. Mack Robinson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO; PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		232,407

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		346,954

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		232,407

WITH	10	SHARED DISPOSITIVE POWER:

		346,954

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	532,409

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	89675 K 10 2	Page	3	of	20

1	NAMES OF REPORTING PERSONS: Harriett J. Robinson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		185,455

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		185,455

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	517,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	89675 K 10 2	Page	4	of	20

1	NAMES OF REPORTING PERSONS: Harriett J. Robinson as trustee for children

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		114,472

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		114,472

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	114,472

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	89675 K 10 2	Page	5	of	20

1	NAMES OF REPORTING PERSONS: Delta Fire and Casualty Insurance

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	58-0953873

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	GA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,976

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		8,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,976

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	89675 K 10 2	Page	6	of	20

1	NAMES OF REPORTING PERSONS: Delta Life Insurance

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	58-0838961

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	GA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,537

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		20,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	89675 K 10 2	Page	7	of	20

1	NAMES OF REPORTING PERSONS: Bankers Fidelity Life Ins. Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	58-0658963

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	GA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,376

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		24,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	24,376

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	89675 K 10 2	Page	8	of	20

1	NAMES OF REPORTING PERSONS: Georgia Casualty & Surety Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	58-0537066

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	GA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,607

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		15,607

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,607

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	89675 K 10 2	Page	9	of	20

1	NAMES OF REPORTING PERSONS: Association Casualty Ins. Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	74-1958653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	TX

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,400

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		9,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	89675 K 10 2	Page	10	of	20

1	NAMES OF REPORTING PERSONS: American Southern Ins. Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	58-6016195

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	KS

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	89675 K 10 2	Page	11	of	20

1	NAMES OF REPORTING PERSONS: Gulf Capital Services, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	58-1709211

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO; WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	GA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		31,108

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		31,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,108

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	89675 K 10 2	Page	12	of	20

1	NAMES OF REPORTING PERSONS: JMR Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	58-1758256

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	GA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		554

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 89675 K 10 2	Page 13 of 20
Item 1 — Security and Issuer
     This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share of Triple Crown Media, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 546 East Main Street, Lexington, Kentucky 40508.
Item 2 — Identity and Background
     This Statement is filed by J. Mack Robinson, Harriett J. Robinson, Harriett J. Robinson, as trustee for children, Delta Fire and Casualty Insurance, Delta Life Insurance, Bankers Fidelity Life Ins. Co., Georgia Casualty & Surety Co., Association Casualty Ins. Co., American Southern Ins. Co., Gulf Capital Services, Ltd. and JMR Foundation. Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
     The address for the Reporting Persons is c/o Triple Crown Media, Inc., 546 East Main Street, Lexington, Kentucky 40508.
     J. Mack Robinson is Chairman and Chief Executive Officer of Gray Television, Inc., 4370 Peachtree Road, N.E., Atlanta, Georgia 30319. Mr. Robinson is a United States Citizen.
     Harriett J. Robinson is a United States Citizen and the spouse of J. Mack Robinson.
     Delta Fire and Casualty Insurance is a Georgia corporation. Mr. Robinson is the President and Chairman of the Board of Directors of Delta Fire and Casualty Insurance.
     Delta Life Insurance is a Georgia corporation. Mr. Robinson is the President and Chairman of the Board of Directors of Delta Life Insurance.
     Bankers Fidelity Life Ins. Co. is a Georgia corporation and wholly owned subsidiary of Atlantic American Corp. Mr. Robinson is the Chairman of Atlantic American Corp.
     Georgia Casualty & Surety Co. is a Georgia corporation and wholly owned subsidiary of Atlantic American Corp. Mr. Robinson is the Chairman of Atlantic American Corp.
     Association Casualty Ins. Co. is a Georgia corporation and wholly owned subsidiary of Atlantic American Corp. Mr. Robinson is the Chairman of Atlantic American Corp.
     American Southern Ins. Co. is a Kansas corporation and wholly owned subsidiary of Atlantic American Corp. Mr. Robinson is the Chairman of Atlantic American Corp.
     Gulf Capital Services, Ltd. is a Georgia limited partnership. Mr. Robinson is the general partner of Gulf Capital Services, Ltd.

CUSIP No. 89675 K 10 2	Page 14 of 20
     JMR Foundation is a trust formed under the laws of the State of Georgia. Mr. Robinson is the trustee of the JMR Foundation.
     During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by any other Reporting Person.
Item 3 — Source and Amount of Funds or Other Consideration
     Other than as disclosed in this Item 3, the shares of common stock of the Issuer were not acquired by the Reporting Persons by purchase but rather a portion of such shares of common stock were acquired in the distribution of shares of the Issuer in the spin-off of the Issuer from Gray Television, Inc. and the remainder of the shares of the Issuer were acquired by the Reporting Persons upon the exchange of Bull Run Corporation common stock, Bull Run Corporation Series F preferred stock and certain accrued and unpaid dividends thereon upon the merger of Bull Run Corporation with and into a wholly-owned subsidiary of the Issuer.
     On January 6, 2006, Mr. Robinson purchased 20,000 shares of common stock of the Issuer for $6.145 per share with his personal funds. On January 6, 2006, Gulf Capital Services, Ltd. purchased 21,200 shares of common stock of the Issuer for $6.14 per share with the partnership’s working capital. The purchases were made in ordinary brokerage transactions.
Item 4 — Purpose of Transaction
     See Item 3. In addition, Hilton H. Howell, Jr., a director of the Issuer is Mr. Robinson’s son-in-law. There are no agreements or understandings between any of the Reporting Persons and Mr. Howell with respect to acquiring, holding, voting or disposing of equity securities of the Issuer. In addition, there is no agreement or understanding between any of the Reporting Persons and the Issuer with respect to the election of Mr. Howell to the Board of Directors of the Issuer. Mr. Howell was elected to the Board of Directors on December 30, 2005 by the sole director of the Issuer following the consummation of the spin-off and the merger.
     None of the Reporting Persons has any current plans that may relate or result in (i) acquisition or disposition by any person of shares of common stock of the Issuer, (ii) an extraordinary corporate transaction, (iii) sale or transfer of a material amount of assets, (iv) any change in the board of directors, (v) any material change in the capitalization or dividend policy, (vi) any material change in the corporate structure of the Issuer, (vii) changes in the Issuer’s charter, bylaws or instrument which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities to be delisted, or (ix) a class of equity securities to

CUSIP No. 89675 K 10 2	Page 15 of 20
become eligible for termination of registration pursuant to Section 12(g)(4) or (x) any action similar to above.
     Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of common stock of the Issuer or to dispose of all or a portion of his, her or its holdings of common stock of the Issuer or change his, her or its intention with respect to any and all of the matters referred to in this Item 4.
Item 5 — Interest in Securities of the Issuer
     (a)-(b) The aggregate percentage of shares reported as owned by each Reporting Person is based upon 5,128,000 shares, which the Issuer expects to be outstanding upon the consummation of the spin-off and the merger, as disclosed in Amendment No. 4 to the Issuer’s Registration Statement on Form S-1/S-4 filed with the Securities and Exchange Commission on November 29, 2005. The ownership by the Reporting Persons of shares of common stock of the Issuer and the percentage of the outstanding shares of common stock represented thereby is as follows:

	Number of Shares		Percentage of Common
	Beneficially Owned		Stock Outstanding
J. Mack Robinson	532,409	(1)	10.4%
Harriett J. Robinson	517,600	(2)	10.1%
Harriett J. Robinson as trustee for children	113,626	(3)	2.2%
Delta Fire and Casualty Insurance	8,976	(3)	0.17%
Delta Life Insurance	20,537	(3)	0.4%
Bankers Fidelity Life Ins. Co.	24,376	(3)	0.48%
Georgia Casualty & Surety Co.	15,607	(3)	0.3%
Association Casualty Ins. Co.	9,400	(3)	0.18%
American Southern Ins. Co.	5,000	(3)	0.1%
Gulf Capital Services, Ltd.	31,108	(3)	0.6%
JMR Foundation	554	(3)	0.01%

(1)	Of those shares, 1,011 represent options to purchase shares of common stock of the Issuer. J. Mack Robinson has the sole power to vote or to direct the vote of 232,407 shares of common stock of the Issuer. Mr. Robinson has the shared power to vote or to direct the vote of 346,954 shares of common stock of the Issuer. Mr. Robinson has the sole power to dispose or direct the disposition of 232,407 shares of common stock of the Issuer. Mr. Robinson has the shared power to dispose or to direct the disposition of 346,954 shares of common stock of the Issuer.

(2)	Of those shares, 1,011 represent options to purchase shares of common stock of the Issuer held by Mr. Robinson. Harriett J. Robinson has the sole power to vote or to direct the vote of 185,455 shares of common stock of the Issuer. Mrs. Robinson has the shared power to vote or to direct the vote of none of the shares of common stock of the Issuer. Mrs. Robinson has the sole power to dispose or direct the disposition of 185,455 shares of common stock of the Issuer. Mrs. Robinson has the shared power to dispose or to direct the disposition of none of the shares of common stock of the Issuer.

CUSIP No. 89675 K 10 2	Page 16 of 20

(3)	The Reporting Person has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all of such shares.

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.
Items 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7 — Materials to Be Filed as Exhibits
     Exhibit 1 — Joint Filing Agreement, dated January 18, 2006.

Signatures
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: January 18, 2006	/s/ J. Mack Robinson
J. Mack Robinson

/s/ Harriett J. Robinson
Harriett J. Robinson

/s/ Harriett J. Robinson, as trustee
Harriett J. Robinson as trustee for
children

DELTA FIRE AND CASUALTY INSURANCE

By:	/s/ J. Mack Robinson
	Name:	J. Mack Robinson
	Title:	Pres.

DELTA LIFE INSURANCE

By:	/s/ J. Mack Robinson
	Name:	J. Mack Robinson
	Title:	Pres.

BANKERS FIDELITY LIFE INS. CO.

By:	/s/ Hilton H. Howell
	Name:	Hilton H. Howell
	Title:	Vice Chairman

GEORGIA CASUALTY & SURETY CO.

By:	/s/ Hilton H. Howell

	Name:	Hilton H. Howell
	Title:	President

ASSOCIATION CASUALTY INS. CO.

By:	/s/ Hilton H. Howell
	Name:	Hilton H. Howell
	Title:	Chairman

AMERICAN SOUTHERN INS. CO.

By:	/s/ Hilton H. Howell
	Name:	Hilton H. Howell
	Title:	Director

GULF CAPITAL SERVICES, LTD.

By:	/s/ J. Mack Robinson
	Name:	J. Mack Robinson
	Title:	Pres.

JMR FOUNDATION

By:	/s/ J. Mack Robinson
	Name:	J. Mack Robinson
	Title:	Trustee

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 30, 2005 (including amendments thereto) with respect to the common stock of Triple Crown Media, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date: January 18, 2006	/s/ J. Mack Robinson
J. Mack Robinson

/s/ Harriett J. Robinson
Harriett J. Robinson

/s/ Harriett J. Robinson, as trustee
Harriett J. Robinson as trustee for children

DELTA FIRE AND CASUALTY INSURANCE

By:	/s/ J. Mack Robinson
Name: J. Mack Robinson
Title: President

DELTA LIFE INSURANCE

By:	/s/ J. Mack Robinson
Name: J. Mack Robinson
Title: President

BANKERS FIDELITY LIFE INS. CO.

By:	/s/ Hilton H. Howell
Name: Hilton H. Howell
Title: Vice Chairman

GEORGIA CASUALTY & SURETY CO.

By:	/s/ Hilton H. Howell
	Name:	Hilton H. Howell
	Title:	President

ASSOCIATION CASUALTY INS. CO.

By:	/s/ Hilton H. Howell
	Name:	Hilton H. Howell
	Title:	Chairman

AMERICAN SOUTHERN INS. CO.

By:	/s/ Hilton H. Howell
	Name:	Hilton H. Howell
	Title:	Director

GULF CAPITAL SERVICES, LTD.

By:	/s/ J. Mack Robinson
	Name:	J. Mack Robinson
	Title:	President

JMR FOUNDATION

By:	/s/ J. Mack Robinson
	Name:	J. Mack Robinson
	Title:	Trustee